Tabacalera Ysidron, Inc.

100 Europa Drive, Ste. 455

Chapel Hill, NC 27517

June 20, 2014

VIA EDGAR

John Dana Brown, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	TabacaleraYsidron, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 15, 2014

File No. 333-192060

Dear Mr. Brown:

We are in receipt of your comment letter dated May 29, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	The financial statements should be updated to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement. Please also update financial information presented elsewhere in the filing accordingly.

RESPONSE:	We have updated our financial statement to comply with Rule 8-08 of Regulation S-X.

Prospectus Summary, page 4

Overview, page 4

2.	We note your response to our prior comment 4. Please revise the second to last risk factor on page 11 to remove repetitive and incomplete text.

RESPONSE:	We have revised this risk factor by removing repetitive and incomplete text.

Our Business, page 23

Regulation and Litigation in the Tobacco Industry, page 24

3.	We note your response to our prior comment 5. Because you now characterize your business as that of a tobacco distributor, please revise to discuss any licenses you will need in order to act as a tobacco distributor. In addition please state whether you have obtained all such necessary licenses.

RESPONSE:	We do not believe we are a distributor because we only have one contract with a Nicaraguan manufacturer and then our products go directly to the end user.

Executive Compensation, page 31

Summary Compensation Table, page 31

4.	We note your response to our prior comment 8. It appears that the revisions made to note 4 on page F-8 have rendered the text illegible. Please revise.

RESPONSE:	We have revised this language so it is legible.

Item 15. Recent Sales of Unregistered Securities, page 35

5.	We note that your consulting agreement with Europa Capital Investments is signed by Peter Coker. As such it appears Mr. Coker may be a promoter as defined by Rule 405 of the Securities Act. It also appears the selling shareholders obtained their securities in the March 11, 2013 private placement of 2,745,000 shares. Please tell us whether the selling shareholders James Coker and Lauren Coker are related to Peter Coker, and if so, please provide us with your analysis explaining how this is consistent with the disclosure on page 35 that “[i]n accordance with Section 230.506 (b)(1) of the Securities Act of 1933, these shares qualified for exemption under the Rule 506 exemption for this offerings since it met the following requirements set forth in Reg. §230.506: . . . (E) None of the investors are affiliated with any of our directors, officers or promoters or any beneficial owner of 10% or more of our securities.”

RESPONSE:

We do not believe that Peter Coker becomes a promoter by virtue of his consulting agreement with the Company.  However, we have also disclosed that Peter Coker is the uncle of Lauren Coker (who is married to Steven Russo) and James Coker.

We have also revised the language in Item 15. Even if Lauren Coker, James Coker and Steven Russo are deemed affiliates of a promoter, we still believe their shares were exempt under Rule 506 as there is no requirement that shares be issued to non-affiliates of an officer, director or promoter.

Signatures, page 37

6.	We note your response to our prior comment 10 and reissue. It does not appear that the signature block has been revised as indicated.

RESPONSE:	We have revised the signature block.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TabacaleraYsidron, Inc.

By:	/s/ Ramon Tejeda
Name: Ramon Tejeda
Title: President